UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

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                           NOTIFICATION OF LATE FILING
                             SEC FILE NUMBER 0-28173


                                  [ ] Form 10-K and Form 10-KSB
                                  [ ] Form 11-K
                                  [ ] Form 20-F
                              [X] Form 10-Q or 10QSB
                                 [ ] Form N-SAR

                       For Period Ended: June 30, 2000

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form N-SAR
                       [ ] Transition Report on Form 11-K

                   For the Transition Period Ended: _________

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

   PART I -- REGISTRANT INFORMATION

   Full Name of Registrant
                        THE ENTERTAINMENT INTERNET, INC.
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   Former Name if Applicable

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   Address of Principal Executive Office (Street and Number)

                         5757 WILSHIRE BLVD., SUITE 124
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   City, State and Zip Code

                          LOS ANGELES, CALIFORNIA 90036
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   PART II -- RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


   PART III -- NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          The  Company  requires   additional  time  to  prepare  its  financial
     statements for the period ended June 30, 2000 and to have such statements reviewed by its independent accountants.

   PART IV--OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

        Michael Jay Solomon         323                        904-4940
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         (Name)                 (Area Code)               (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes | | No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? | | Yes |X| No

          If  so,  attach  an  explanation  of  the  anticipated   change,  both
          narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Second quarter revenues of $138,921 represent a 16% increase from first quarter 2000 revenues and a 35% decrease from same period 1999 revenues of $212,457; the decrease results from a downturn in sales expected during the time the Company redesigns its database architecture and the impact of a strike within the Screen Actors Guild. Costs of revenue for the second quarter 2000 decreased by 2% to $99,325; the reduction does not track the shift in revenue because many sales costs were fixed. Gross profit of $39,596 represents a 65% decrease from same period profit of $111,549; this shift stems from the reduction in revenue for the period. Sales, General and Administrative Expense (SG&A) of $2,522,558 represent an increase of 361% from same period SG&A of $707,187; the increase stems from programming maintenance services and use of outside counsel for litigation. Interest expense of $322,709 represents a 2,750% increase from same period 1999 expenses of $15,555, and relates principally to the financial offset of convertible notes used to fund the Company's operations. The Company will also show a $16,560 gain on settlement/extinguishing of debt. All figures are presently estimated and pending review; the Company may expect changes to and variances in the foregoing figures as appropriate.

                        THE ENTERTAINMENT INTERNET, INC.
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                  (Name of Registrant as Specified in Charter)

   has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

          August 14, 2000                       /s/ Michael Jay Solomon
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                                                Chief Executive Officer